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                                                                    EXHIBIT 17.5


                                 COLUMBIA FUNDS

                    CLASS T SHARES SHAREHOLDER SERVICES PLAN

         SECTION 1. Upon the recommendation of Columbia Management Company (the "Administrator"), for each of the Columbia Funds listed on the attached Schedule A (each, a "Fund"), any officer of the Fund is authorized to execute and deliver written agreements in substantially the form attached hereto or in any other form duly approved by the Board of Directors ("Servicing Agreements") with securities dealers, financial institutions and other industry professionals that are shareholders or dealers of record or which have a servicing relationship ("Service Organizations") with the beneficial owners of Class T shares of each Fund listed on the attached schedule. Pursuant to said Agreements, Service Organizations shall provide administrative support services as set forth therein to their customers who beneficially own Class T Shares (as described in the applicable Fund prospectus) of the Funds in consideration of fees, computed and paid in the manner set forth in the Servicing Agreements, at the annual rate of up to 0.50% in the aggregate of the net asset value of the Class T Shares beneficially owned by such customers. The initial fee for administrative support services approved by each Fund's Board of Directors shall be as set forth on Schedule A to this Agreement. Any bank, trust company, thrift institution or broker-dealer is eligible to become a Service Organization and to receive fees under this Plan, including FleetBoston Financial Corporation and its affiliates. All expenses incurred by a Fund with respect to Class T Shares of a particular Fund in connection with Servicing Agreements and the implementation of this Plan shall be borne entirely by the holders of the applicable series of Shares of the Fund. Each Servicing Agreement will provide for a fee waiver by a Service Organization to the extent that the net investment income of a series of Shares of a particular Fund earned in the applicable period is less than the fee due from such series for such period.

         SECTION 2. The Administrator shall monitor the arrangements pertaining to the Fund's Servicing Agreements with Service Organizations. The Administrator shall not, however, be obliged by this Plan to recommend, and the Fund shall not be obliged to execute, any Servicing Agreement with any qualifying Service Organization.

         SECTION 3. So long as this Plan is in effect, the Administrator shall provide to the Fund's Board of Directors, and the trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

         SECTION 4. Unless sooner terminated, this Plan shall continue until July 31, 2003 and thereafter shall continue automatically for successive annual periods provided such continuance is approved at least annually by a majority of the Board of Directors, including a majority of the trustees who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Directors").

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         SECTION 5. This Plan may be amended at any time with respect to any
Fund by the Board of Directors, provided that any material amendments of the terms of this Plan shall become effective only upon the approvals set forth in
Section 4.

         SECTION 6. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Directors.

         SECTION 7. While this Plan is in effect, the selection and nomination of the directors of the Fund who are not "interested persons" (as defined in the Act) of the Fund shall be committed to the discretion of the Fund's Disinterested Directors.

         SECTION 8. This Plan has been adopted by each Fund as of July 31, 2002.

















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                                   SCHEDULE A

Name of Fund                          Initial Fee (annual percentage rate of net asset value)

Columbia Special Fund, Inc.                 0.30%
Columbia Growth Fund, Inc.                  0.30%
Columbia Short Term Bond Fund, Inc.         0.15%




















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